-FOR IMMEDIATE RELEASE-

ELRON TO HOST FOURTH QUARTER AND YEAR END 2007 EARNINGS
CONFERENCE CALL ON THURSDAY, MARCH 13, 2008

Tel Aviv, March 6, 2008 - Elron Electronic Industries Ltd. (NASDAQ: ELRN & TASE: ELRN) today announced that it will be hosting a conference call on Thursday, March 13th at 11:00am EDT and 5:00pm Israel time to discuss fourth quarter and full year 2007 results. The company plans to release its results prior to the conference call.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 888 668 9141
In the UK:	0 800 051 8913
In Israel:	03 918 0691
International Participants: +972 3 918 0691

at:
11:00am Eastern Time, 8:00am Pacific Time, 3:00pm GMT and 5:00pm Israel Time

For your convenience, a replay of the call will be available through Monday, March 17th. The replay numbers are:

1 888 782 4291 (US), 0 800 028 6837 (UK) and +972 3 925 5925 (International).

A replay of the call will also be available from a link on the Company website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	GK Investor Relations
Elron Electronic Industries Ltd.	Fiona Darmon / Kenny Green
Tel. +972 3 6075555	Tel. +1 646 797 2868
rinat@elron.net	info@gkir.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).